Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2:	Date of Material Change

December 27, 2021

Item 3:	News Release

A news release announcing the material change was disseminated on December 27, 2021 through Globe Newswire, and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On December 27, 2021, MAG issued a joint press release with Fresnillo plc (“Fresnillo”) providing a commissioning update on the Juanicipio Project (56% / 44% Fresnillo and MAG Silver, respectively). The release stated that although the Juanicipio Project team had delivered the Project for plant commissioning on schedule, the ‘Comisión Federal de Electricidad’ (“CFE”), the state-owned electrical company, had just notified Fresnillo, the Juanicipio Project operator, that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended by approximately six months.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On December 27, 2021, MAG issued a joint press release with Fresnillo providing a commissioning update on the Juanicipio Project (56% / 44% Fresnillo and MAG Silver, respectively). The release stated that although the Juanicipio Project team had delivered the Project for plant commissioning on schedule, the CFE, the state-owned electrical company, had just notified Fresnillo, the Juanicipio Project operator, that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended by approximately six months. This is directly related to knock-on effects of the pandemic on the CFE’s operations, predominantly related to a lack of CFE staff which limits its ability to oversee three key tasks to: review the existing installation; supervise physical connection to the active power grid; and approve required blackout prevention devices.

According to the press release, Fresnillo, as operator, will continue to engage closely with the CFE and ‘El Centro Nacional de Control de Energía’ (“CENACE”) to do all that it can to expedite the necessary approvals. Although there remains uncertainty regarding the timing for connecting the Juanicipio Project to the power grid, the estimate as at the date of the press release, which is subject to potential COVID-19 related realities, is that full load commissioning activities will be approved sometime after the first week of May 2022.

The press release stated that stoping and mineralized mine development at Juanicipio will continue. In order to minimize any potential adverse effect, Fresnillo will make available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period, and if possible matching commissioning and ramp up tonnages that were previously expected. The effect on cashflow generation from Juanicipio therefore will also be mitigated while CFE approvals are pending.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9:	Date of Report

January 12, 2022

Cautionary Note Regarding Forward-Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this material change report, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov